MAF Hospitality Holdings, LLC.
(the "Company")
a Pennsylvania Limited Liability Company

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB Capital LLC
2010 State Road 19, #1008
Tavares, FL 32778
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: MAF Hospitality Holdings, LLC. Management

We have reviewed the accompanying financial statements of MAF Hospitality Holdings, LLC. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital LLC

Tavares, FL

September 29, 2026

MAF HOSPITALITY HOLDINGS LLC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	401,904	314,662
Accounts Receivable		16,296	-
Inventory		2,389,690	2,018,591
Due From Related Parties		193,122	386,439
Other current assets		30,175	11,366
Total Current Assets		3,031,187	2,731,058
Non-Current Assets:			
Property Plant & Equipment - Net	$	8,472,614	8,093,163
Intangible Assets - Net		39,920	39,920
ROU Asset		1,309,638	1,024,170
Total Non-Current Assets		9,822,172	9,157,253
TOTAL ASSETS	$	12,853,359	11,888,311
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	577,217	308,849
Lease Liability - ST		203,958	110,890
Loans Payable - ST		3,047,817	2,125,000
Other Current Liabilities		17,898	259,165
Total Current Liabilities	$	3,846,890	2,803,904
Non-Current Liabilities:			
Loans Payable - Net	$	6,297,514	5,908,062
Due to related parties		2,625,990	2,066,095
Lease Liability - LT		1,421,029	1,243,949
Total Non-Current Liabilities	$	10,344,533	9,218,106
TOTAL LIABILITIES		14,191,423	12,022,010
EQUITY			
Partners' Capital	$	(461,329)	(134,889)
Non-Controlling Interest		-	212,134
Accumulated Deficit		(876,736)	(210,944)
TOTAL EQUITY	$	(1,338,065)	(133,699)
TOTAL LIABILITIES AND EQUITY	$	12,853,359	11,888,311

See Accompanying Notes to these Unaudited Financial Statements

MAF HOSPITALITY HOLDINGS LLC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Revenue	$	241,204	182,484
Banquet Revenue		2,617,269	2,614,272
Restaurant Revenue		3,055,824	3,174,481
Wine Sales		2,636,614	2,879,438
Merchandise Sales		418,509	439,322
Event Sales		283,304	348,412
Cost of Goods Sold		(5,344,021)	(5,901,753)
Gross Profit	$	3,908,702	3,736,656
Operating Expenses			
Operating Lease Expense	$	245,899	150,811
Operating Expenses		420,469	414,016
General and Administrative		1,305,258	2,346,203
Marketing and Advertising		81,604	81,500
Salaries and Wages		1,123,793	950,394
Depreciation and amortization		469,901	447,281
Total Operating Expenses		**3,646,925**	**4,390,205**
Operating Income (Loss)	$	**261,777**	**(653,549)**
Other Income (Expense)			
Other Income	$	113,433	304,694
Other Expense		(7,172)	(30,064)
Interest expense		(1,128,967)	(598,884)
Total Other Income (Expense)		**(1,022,706)**	**(324,254)**
Net Loss	**$**	**(760,929)**	**(977,803)**

See Accompanying Notes to these Unaudited Financial Statements

MAF HOSPITALITY HOLDINGS LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Partners' Capital		Non-Controlling Interest	Accumulated Deficit	Total Members' Equity
	Units	$ Amount			
Ending balance at 1/1/24	-	(624,725)	212,134	724,472	311,881
Contribution	-	*489,836*	-	-	*489,836*
Distribution		-	-	-	-
Prior Period Adjustment	-	-	-	42,387	42,387
Net income (loss)	-	-	-	(977,803)	(977,804)
Ending balance at 12/31/24	-	(134,889)	212,134	(210,944)	(133,699)
Conversion of NCI to loans	-	-	(195,000)	-	(195,000)
Reorganization and Intercompany Capital Adjustments	-	(89,299)	(17,134)	-	(106,433)
Distribution	-	(237,141)	0	-	(237,141)
Prior Period Adjustment	-	0	0	95,137	95,137
Net income (loss)	-	0	0	(760,929)	(760,929)
Ending balance at 12/31/25	-	(461,328)	0	(876,736)	(1,338,065)

See Accompanying Notes to these Unaudited Financial Statements

MAF HOSPITALITY HOLDINGS LLC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2025**	**2024**
OPERATING ACTIVITIES			
Net Loss	$	(760,929)	(977,803)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior period adjustments		95,137	42,387
Depreciation Expense		455,739	432,780
Amortization Expense		14,162	14,501
(Gain)/loss on sale of assets		-	5,757
Operating lease adjustments		(15,319)	(18,463)
Accounts Receivable		(16,296)	207,142
Inventory		(371,099)	87,518
Other Receivables		1,000	-
Due to/from Related Parties		753,212	1,239,451
Other current assets		(19,809)	84,054
Customer Deposits		-	(498,681)
Accounts Payable		268,368	(373,664)
Other Current Liabilities		(241,267)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		923,828	1,222,782
Net Cash provided by Operating Activities	$	162,899	244,979
INVESTING ACTIVITIES			
Property Plant & Equipment - Net	$	(835,190)	(722,147)
Intangible Assets - Net		(14,162)	34,257
Net Cash used in Investing Activities	$	(849,352)	(687,890)
FINANCING ACTIVITIES			
Loans Payable - Net	$	1,312,270	4,822
Partners' Capital		(326,440)	489,836
Non-Controlling Interest		(212,134)	-
Net Cash provided by Financing Activities	$	773,696	494,658
Cash at the beginning of period		314,662	262,915
Net Cash increase for period	$	87,242	51,747
Cash at end of period	$	401,904	314,662
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		1,128,967	598,884
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statement

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

MAF Hospitality Holdings, LLC (the "Company") functions as the legal holding parent company for a consolidated group of hospitality, dining, retail, and winery businesses based in Pennsylvania. The Company was originally incorporated in Pennsylvania on March 6, 2025, as MAF Hospitality Holdings, Inc. to serve as the group's centralized holding vehicle . On March 13, 2025, through an executed Plan of Conversion and the filing of a Certificate of Organization with the Department of State of the Commonwealth of Pennsylvania, the entity converted from a corporation to a Pennsylvania limited liability company and was renamed MAF Hospitality Holdings, LLC, with no change to the underlying ownership structure or intended business operations.

The principal executive offices and registered initial office of the Company are maintained at 340 Old Route 22, Kutztown, Pennsylvania 19530.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, as of the date the financial statements are issued, the Company has no legally binding commitments or definitive financing agreements in place to provide such additional capital. Accordingly, there is no guarantee that management's plans will be successful. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management's plans to mitigate going concern focus on improving liquidity and profitability through the execution of its long-term strategic plan. Key actions include raising additional capital to finance operations and future growth, expanding the Vintner's Table concept to new locations (with the first out-of-state site targeted for 2026), strengthening cost controls and budgeting processes, and enhancing e-commerce and brand initiatives to diversify revenue streams. These measures are intended to improve cash flow, support sustainable growth, and alleviate substantial doubt about the Company's ability to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The consolidated financial statements include the accounts of MAF Hospitality Holdings, LLC. (the "Company") and its wholly owned and majority-owned subsidiaries over which the Company has a controlling financial

interest. Control is determined based on ownership of a majority voting interest or, when applicable, through other arrangements that grant the Company the power to direct the significant activities of the subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The entities included in these consolidated financial statements are as follows:

- Folino Estate, LLC: A Pennsylvania limited liability company (EIN 46-2991856), 100% owned and controlled by the parent company, housing main winery, vineyard, and primary dining activities.

- Andrea Folino, LLC: A Pennsylvania limited liability company (EIN 39-2250881), 100% owned and controlled by the parent company, housing retail, e-commerce, and boutique fashion operations.

- Vintner's Inn Kutztown, LLC: A Pennsylvania limited liability company (EIN 88-1267540), housing lodging operations. During the year ended December 31, 2024, the entity was 75% owned and controlled by the Company, with the remaining 25% minority equity interest held by private co-founders (the Corrado Family). Effective in 2025, pursuant to a restructured member agreement, the minority shareholders converted their entire 25% equity interest into a long-term loan payable by the subsidiary. Consequently, the Company assumed 100% ownership and control of Vintner's Inn Kutztown, LLC throughout the fiscal year ended December 31, 2025, and no non-controlling interest is presented on the consolidated financial statements for the 2025 period.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $401,904 and $314,662 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

Description	2025	2024
Trade Accounts Receivable	16,296	-
Less: Allowance for Doubtful Accounts	-	-
Totals	**16,296**	**-**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2025, and 2024.

Credit Policies and Concentrations

The Company evaluates credit risk on a customer-by-customer basis. The Company has not pledged, sold, or factored any accounts receivable

Inventory

Inventory consists primarily of bottled wine, wine in process (bulk and aging), food and beverage items, merchandise, and boutique products held for sale. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Cost includes direct materials, labor, and applicable production overhead incurred in the production and bottling of wine. As of December 31, 2025, and 2024, inventory totaled $2,389,690 and $2,018,591, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Land	-	654,642	90,000
Vehicles	5-10	188,648	404,196
Computers	3-5	-	3,858
Main Building	10-40	5,859,824	5,859,824
Land Improvements	20	122,409	122,409
Furniture/Fixtures	5-10	99,561	177,496
Grounds Maintenance	10	57,759	55,934
Building Improvements	20	58,608	22,209
Vineyard Development	10-20	328,865	321,834
Machinery & Equipment	5-20	3,489,378	3,326,858
Leasehold Improvements	7-15	735,122	1,038,930
Projects Under Development	N/A - Not Depreciated Until Placed in Service	1,221,115	817,194
Less Accumulated Depreciation		(4,343,318)	(4,147,579)
Totals		**8,472,614**	**8,093,163**

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles. Intangible assets are recorded at cost and are amortized using the straight-line method over their estimated useful lives. The Company assesses the recoverability of intangible assets when events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount exceeds the estimated undiscounted future cash flows expected to be generated by the asset. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

A summary of the Company's intangible assets is below:

Property Type	Useful Life in Years	2025	2024
License	15	40,500	40,500
Trademarks	15	350	350
Less Accumulated Amortization		(930)	(930)
Totals		**39,920**	**39,920**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's consolidated revenues are generated from its various hospitality, food and beverage, winemaking, and retail brands. The following is a detailed description of the nature, timing, and performance obligations of the Company's primary revenue streams:

1. Restaurant & Food Service Revenue
Restaurant and food service revenues are generated from dining, table service, and casual food operations across physical brand locations, including tasting rooms and restaurant subsidiaries. The Company's performance obligation is satisfied at a point in time, which occurs precisely when food, beverages, and guest table services are rendered on-site. Payments are collected immediately at the physical point of sale via cash, credit card, or the redemption of pre-funded corporate gift cards, with transaction prices based on standard menu pricing net of immediate customer discounts.

2. Wine Sales (Direct-to-Consumer, Winery, and Wholesale)
Wine sales revenue is derived from on-site bottle shops, direct-to-consumer club shipments, and wholesale wine distribution agreements. For physical retail tasting room purchases and wholesale bulk shipments, the performance obligation is satisfied at a point in time upon the transfer of physical possession and control of the bottled wine to the retail customer or wholesale distributor. For the Wine Club membership program, where members pre-pay recurring fees, the performance obligation is satisfied at a point in time when the member physically collects or receives their periodic wine allocation. Upfront monthly or quarterly club membership collections are recorded as contract liabilities, or deferred revenue, until the physical wine transfer occurs.

3. Banquet & Private Event Revenue
Banquet and private event revenues are generated from hosting weddings, private parties, and corporate events across winery and restaurant venues. The Company identifies the hosting of the private event, including banquet staff coordination, venue preparation, and contracted catering services, as a single, combined performance obligation that is satisfied at a point in time on the specific date the contracted event takes place. The Company requires customers to pay substantial, non-refundable deposits in advance, scheduled over six to twelve months prior to the event date, which are recorded as contract liabilities on the consolidated balance sheet. These contract liabilities are recognized as active consolidated revenue only when the scheduled event is successfully hosted. In the event of a customer cancellation, any retained non-refundable deposits are recognized as revenue only when the contract is formally terminated and the deposit is forfeited.

4. Retail & Boutique Sales
Retail and boutique sales are generated from fashion boutique, lifestyle retail, accessories, and winery gift shop transactions conducted on-site or through e-commerce platforms. For physical boutique purchases, the performance obligation is satisfied at a point in time at the physical counter check-out. For online e-commerce transactions, the performance obligation is satisfied at a point in time upon shipment or home delivery, representing the transfer of control of the physical merchandise to the buyer. All retail transactions are settled immediately at checkout via cash, credit card, or online payment gateways.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist primarily of payroll and related benefits for executive, administrative, accounting, and human resources personnel, alongside professional service fees, corporate insurance, IT and software licensing, advertising, marketing, corporate occupancy costs, and other miscellaneous expenses.

According to management, during 2025, the Company shifted its cost structure to invest in its management and operating team ahead of planned expansion, including the Vintner's Table concept. Salaries and Wages increased $173,399 (18.2%) year-over-year, while General and Administrative expenses declined $1,040,945 (44.4%) through cost-control initiatives. The net effect was a $743,280 reduction in total operating expenses, and Operating Income (Loss) improved from a loss of $653,549 in 2024 to income of $261,777 in 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had transactions with entities under common ownership within the Folino Group related primarily to shared services, construction activities, and product distribution. These transactions were conducted in the normal course of business, are non-interest-bearing, and are reflected as receivable and payable balances as of December 31, 2025 and 2024. At December 31, 2025 and 2024, amounts due from related parties totaled $193,122 and $386,439, respectively, and amounts due to related parties totaled $2,625,990 and $2,066,095, respectively. These balances are distinct from debt arrangements. Management believes the terms of these transactions are consistent with those that would be negotiated with independent third parties.

The Company has entered into non-interest-bearing loan agreements with related parties to fund operations. The amounts are to be repaid at the demand of the holder. See note 5 for further details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. As of December 31, 2025, and 2024, the Company had the following leases outstanding:

Phoenixville Location

The Company leases restaurant space located at 131 Bridge Street, Phoenixville, Pennsylvania. The original lease expired on January 31, 2024, and was renewed effective February 1, 2024, for a five-year term through January 31, 2029, with monthly base rent ranging from $8,271 to $9,309. The renewal includes an additional five-year option through January 31, 2034, with 3% annual increases if exercised. Rent is subject to additional charges for common area maintenance, insurance, and taxes.

Wyomissing Location

The Company leases restaurant space at The Block at Wyomissing Square, Pennsylvania, under a lease executed on March 25, 2022, with a ten-year term through March 31, 2032. In October 2022, the lease was amended to include an additional 1,860 square feet, increasing the total space to approximately 7,160 square feet, along with a $340,100 tenant improvement allowance and a $13,723 security deposit. Base rent ranges from approximately $13,337 to $16,477 per month over the lease term, excluding common area maintenance, insurance, and real estate taxes.

	Year Ending
Lease expense	2025-12
Operating lease expense	245,899
Total	245,899

Other Information	
Operating cash flows from operating leases	253,189
ROU assets obtained in exchange for new operating lease liabilities	451,166
Weighted-average remaining lease term in years for operating leases	7
Weighted-average discount rate for operating leases	4.22%

Maturity Analysis		Operating
	2026-12	267,758
	2027-12	274,419
	2028-12	281,210
	2029-12	288,141
	2030-12	183,496
Thereafter		590,201
Total undiscounted cash flows		1,885,226
Less: present value discount		(260,239)
Total lease liabilities		1,624,987

NOTE 5 – LIABILITIES AND DEBT

Loans Payable - Net -The Company has entered into business loan agreements for the purposes of funding operations. The interest on the notes ranged from 2.75% to 9.59%. These include contractual maturity dates ranging from being on demand to 2051. Loans payable are presented net of unamortized deferred debt issuance costs. The aggregate balance of these loans was $8,785,731 and $8,033,062 as of December 31, 2025, and 2024, respectively.

Due to Related Parties - The Company has entered into non-interest-bearing loan agreements with related parties, MAF Construction Mgmt LLC and Folino Capital, to fund its operations. The loans are payable upon demand by the respective holders. The outstanding balances under these related-party loans were $2,625,990 and $2,066,095 as of December 31, 2025 and 2024, respectively. A summary of the Company's related-party debt is presented below:

Debt Summary

				For the Year Ended December 2025			For the Year Ended December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loans Payable - Net	8,785,731	2.75% - 9.59%	On Demand - 2051	3,047,817	6,297,514	9,345,331	2,125,000	5,908,062	8,033,062
Due to Related Parties	2,625,990	-	On Demand	2,625,990	-	2,625,990	2,066,095	-	2,066,095
Total				5,673,807	6,297,514	11,971,321	4,191,095	5,908,062	10,099,157

NOTE 6 – EQUITY

The Company is owned by two individual members holding 51% and 49% membership interests, respectively. Each member holds a single class of membership units with equal rights, privileges, and obligations except for their ownership percentages.

Reorganization and Ownership Consolidation:

During 2025, the Company executed a corporate reorganization to centralize ownership under MAF Hospitality Holdings, LLC. As part of this restructuring, the historical 25% non-controlling interest in Vintner's Inn Kutztown, LLC, with a historical carrying value of $212,134, was terminated and purchased in exchange for a long-term private investment loan with a principal balance of $195,000. Consequently, Vintner's Inn Kutztown, LLC became a 100% wholly owned subsidiary of the Company. In accordance with FASB ASC Topic 810, the $17,134 difference between the carrying value of the retired interest and the consideration paid has been recorded as a capital transaction within Partners' Capital.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 29, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

2026 Capital Raise and Equity Restructuring (Regulation D Offering)

In 2026, subsequent to the balance sheet date, the Company expanded its authorized capital structure to 100,000,000 Total Authorized Units to facilitate strategic scaling and capital acquisition.

Pursuant to a private placement offering under Regulation D, the Company initiated an equity raise issuing 4,560,000 units to MAFH Fund Reg D, representing a 5.700% total equity ownership interest as capital is received on an ongoing basis. Following this issuance, principal owners Marco and Andrea Folino hold 94,300,000 units, representing a 94.300% equity ownership interest.

This Regulation D private placement with the MAFH Fund is a distinct equity financing transaction and is independent of the Company's planned Regulation CF (Wefunder) public crowdfunding campaign, which has not yet been launched as of the report date.